NORTHWEST BIOTHERAPEUTICS, INC.

January 10, 2012

Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Northwest Biotherapeutics, Inc.
Registration Statement on Form S-1
File No. 333-178740
Request for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Northwest Biotherapeutics, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s registration statement on Form S-1 (File Number File No. 333-178740) (the “Registration Statement”), which the Registrant filed with the Commission on December 23, 2011.

Due to an amendment to the Purchase Agreement by and between the Registrant and Four M Purchasers, LLC entered into as of November 14, 2011, as amended on December 8, 2011 and January 6, 2012 (the “Agreement”), the Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible.  Please fax a copy of the written order to the attention of the undersigned and to the attention of Peter Campitiello, Esq. at (212) 216-8001.

The Registrant intends to immediately file a Registration Statement to provide for the amendments to the Agreement. The Registrant further requests that, in accordance with Rule 457(p) under the Act, all fees paid to the Commission with the filing of the Registration Statement be credited for future use.

The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Act.  The Registrant hereby confirms that no securities have been sold pursuant to the Registration Statement.

If you have any questions regarding this request, please call Peter Campitiello, Esq., at (212) 216-8085.

Very truly yours,

/s/ Linda Powers
Linda Powers,
Chief Executive Officer and Chairperson

4800 Montgomery Lane, Suite 800, Bethesda, MD 20814